SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

Condensed Consolidated Financial Statements

of SEALSQ Corp

(unaudited)

As at June 30, 2025

1.	Condensed Consolidated Statements of Comprehensive Income / (Loss)	F-2
2.	Condensed Consolidated Balance Sheets	F-3
3.	Condensed Consolidated Statements of Changes in Shareholders’ Equity	F-5
4.	Condensed Consolidated Statements of Cash Flows	F-6
5.	Notes to the Condensed Consolidated Financial Statements	F-7

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

1.	Condensed Consolidated Statements of Comprehensive Income / (Loss)

	Unaudited 6 months ended June 30,
USD'000, except earnings per share	2025	2024	Note ref.

Net sales	4,825	4,828	26
Cost of sales	(2,956)	(3,667)
Depreciation of production assets	(243)	(228)
Gross profit	1,626	933

Other operating income	1,662	—	27
Research & development expenses	(4,724)	(2,393)
Selling & marketing expenses	(6,025)	(2,653)
General & administrative expenses	(13,776)	(4,777)
Total operating expenses	(22,863)	(9,823)
Operating loss	(21,237)	(8,890)

Non-operating income	2,814	465	29
Loss on debt extinguishment	—	(100)
Interest and amortization of debt discount	(88)	(557)	20
Non-operating expenses	(1,487)	(372)	30
Loss before income tax expense	(19,998)	(9,454)

Income tax expense	(2)	(1,304)
Net loss	(20,000)	(10,758)

Earnings / (loss) per Ordinary Share (USD)
Basic	(0.17)	(0.37)	32
Diluted	(0.17)	(0.37)	32

Earnings / (loss) per F Share (USD)
Basic	(0.86)	(1.87)	32
Diluted	(0.86)	(1.87)	32

Other comprehensive loss, net of tax:
Foreign currency translation adjustments	10	(8)
Unrealized gains / (losses) on debt securities:
Unrealized holding gains arising during period	23	—
Defined benefit pension plans:			23
Net gain / (loss) arising during period	75	—
Other comprehensive loss	108	(8)
Comprehensive loss	(19,892)	(10,766)

The accompanying notes are an integral part of these consolidated financial statements.

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

2.	Condensed Consolidated Balance Sheets

	As at June 30,	As at December 31,	Note ref.
USD'000, except par value	2025 (unaudited)	2024
ASSETS
Current assets
Cash and cash equivalents	120,939	84,624	7
Accounts receivable, net of allowance for doubtful accounts	6,663	3,825	8
Inventories	2,204	1,418	9
Prepaid expenses	403	355
Government assistance	2,149	2,247	10
Other current assets	501	593	11
Total current assets	132,859	93,062

Noncurrent assets
Deferred tax credits	748	190	12
Property, plant and equipment, net of accumulated depreciation	3,504	3,201	13
Intangible assets, net of accumulated amortization	300	—	14
Operating lease right-of-use assets	902	1,031	15
Investments in unconsolidated affiliates	3,487	—	16
Available-for-sale debt securities, noncurrent	127	—	17
Other noncurrent assets	93	82	18
Total noncurrent assets	9,161	4,504
TOTAL ASSETS	142,020	97,566

LIABILITIES
Current Liabilities
Accounts payable	13,951	10,073	19
Notes payable	1,907	4,828	20
Deferred revenue, current	15	5	26
Current portion of obligations under operating lease liabilities	375	327	15
Income tax payable	—	1
Other current liabilities	1,748	283	21
Total current liabilities	17,996	15,517

Noncurrent liabilities
Indebtedness to related parties, noncurrent	3,531	3,105	22
Operating lease liabilities, noncurrent	558	616	15
Employee benefit plan obligation	1,806	464	23
Total noncurrent liabilities	5,895	4,185
TOTAL LIABILITIES	23,891	19,702

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

	As at June 30,	As at December 31,	Note ref.
USD'000, except par value	2025 (unaudited)	2024

Commitments and contingent liabilities			24

SHAREHOLDERS' EQUITY
Common stock - Ordinary shares	1,237	1,000	25
Par value - USD 0.01
Authorized - 200,000,000 and 200,000,000
Issued and outstanding - 123,731,729 and 100,039,519
Common stock - F shares	75	75	25
Par value - USD 0.05
Authorized - 10,000,000 and 10,000,000
Issued and outstanding - 1,499,800 and 1,499,700
Share subscription in progress	1	—
Additional paid-in capital	177,863	117,944
Accumulated other comprehensive income / (loss)	866	758
Accumulated deficit	(61,913)	(41,913)
Total shareholders' equity	118,129	77,864
TOTAL LIABILITIES AND EQUITY	142,020	97,566

The accompanying notes are an integral part of these consolidated financial statements.

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

3.	Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Unaudited 6 months ended June 30,
	Number of common shares		Common share capital
USD'000 (except for share numbers)	Ordinary Shares	F Shares	Ordinary Shares	F Shares	Total share capital	Share subscription in progress	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income / (loss)		Total equity (deficit)
As at December 31, 2023	15,446,807	1,499,700	154	75	229	—	24,730	(20,712)	784		5,031
Stock-based compensation	—	—	—	—	—	—	42	—	—		42
L1 SPA	3,317,719	—	33	—	33	—	5,057	—	—		5,090
Anson SPA	3,970,104	—	40	—	40	—	5,787	—	—		5,827
Comprehensive income / (loss)	—	—	—	—	—	—	—	(10,758)	(8)		(10,766)
As at June 30, 2024	22,734,630	1,499,700	227	75	302	—	35,616	(31,470)	776		5,224
As at December 31, 2024	100,039,519	1,499,700	1,000	75	1,075	—	117,944	(41,913)	758	(a)	77,864
Options exercised	1,231,981	100	12	—	12	1	(3,024)				(3,011)
Stock-based compensation	—	—	—	—	—	—	8,296	—	—		8,296
Anson SPA	5,750,000	—	58	—	58	—	10,537	—	—		10,595
L1 SPA	4,250,000	—	43	—	43	—	7,788	—	—		7,831
Anson Warrants	2,234,691	—	22	—	22	—	3,665	—	—		3,687
L1 Warrants	2,234,691	—	22	—	22	—	3,665	—	—		3,687
ATM	7,509,737	—	75	—	75	—	27,048	—	—		27,123
Investment in WeCan Group	481,110	—	5	—	5	—	1,944	—	—		1,949
Comprehensive income / (loss)	—	—	—	—	—	—	—	(20,000)	108		(19,892)
As at June 30, 2025	123,731,729	1,499,800	1,237	75	1,312	1	177,863	(61,913)	866		118,129
(a) Adjusted for rounding

The accompanying notes are an integral part of these consolidated financial statements

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

4.	Condensed Consolidated Statements of Cash Flows

	Unaudited 6 months ended June 30,
USD'000	2025	2024

Cash Flows from operating activities:
Net income / (loss)	(20,000)	(10,758)
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:
Depreciation of property, plant & equipment	315	301
Depreciation of lease building & assets, net of cash paid	21	—
Interest and amortization of debt discount	88	557
Loss on debt extinguishment	—	100
Stock-based compensation	9,935	—
Inventory valuation allowance	(14)	243
Bad debt expense	—	19
Income tax expense, net of cash paid	—	1,304
Other non cash expenses /(income)
Expenses settled in equity	—	131
Unrealized and non cash foreign currency transactions	(335)	(42)
Changes in operating assets and liabilities, net of effects of businesses acquired / divested
Decrease (increase) in accounts receivables, net of balance owed to related parties and shareholders and their affiliates	1,068	3,488
Decrease (increase) in inventories	(772)	2,108
Decrease (increase) in government assistance	98	(107)
Decrease (increase) in other current assets and prepaids, net	44	275
Decrease (increase) in other noncurrent assets, net	(570)	(2)
Increase (decrease) in accounts payable	1,950	(58)
Increase (decrease) in deferred revenue, current	10	2
Increase (decrease) in income tax payable	(1)	(2)
Increase (decrease) in other current liabilities, excluding stock-based compensation liability	(174)	(105)
Increase (decrease) in defined benefit pension liability	1,343	10
Increase (decrease) in interest on debt owed to related parties	(379)	(35)
Increase (decrease) in net balance owed to shareholders and their affiliates, excluding debt and interest on debt	(4,506)	(2,218)
Net cash provided by / (used in) operating activities	(11,879)	(4,789)

Cash Flows from investing activities:
Acquisition of property, plant and equipment	(161)	(89)
Acquisition of intangible assets	(300)	—
Acquisition of available-for-sale debt securities	(104)	—
Acquisition of unconsolidated affiliate	(1,538)	—
Net cash provided by / (used in) investing activities	(2,103)	(89)

Cash Flows from financing activities:
Proceeds from options and warrants exercises	7,398	—
Proceeds from issuance of Common Stock	48,263	—
Common Stock issuance costs	(2,715)	—
Repayment of indebtedness to related parties	(2,750)	(1,407)
Payments of debt issue costs	—	(1,217)
Proceeds from convertible loan issuance	—	19,350
Net cash provided by / (used in) financing activities	50,196	16,726

Effect of exchange rate changes on cash and cash equivalents	101	115

Cash and cash equivalents
Net increase (decrease) during the period	36,315	11,963
Balance, beginning of period	84,624	6,895
Cash and cash equivalents balance, end of period	120,939	18,858

Supplemental cash flow information for financing and investing activities
Cash paid for income tax	—	—
Noncash conversion of convertible loans into common stock	—	10,725
ROU assets obtained from operating lease	70	62
Shares withheld to satisfy tax obligations	3,035	—
Issuance of shares in relation to investments in unconsolidated affiliates	1,948	—

The accompanying notes are an integral part of these consolidated financial statements.

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

5.	Notes to the Condensed Consolidated Financial Statements

Note  1.      The SEALSQ Group

SEALSQ Corp, together with its consolidated subsidiaries (“SEALSQ” or the “Group” or the “SEALSQ Group”), has its headquarters in Tortola, British Virgin Islands (BVI). SEALSQ Corp, the parent of the SEALSQ Group, was incorporated in April 2022 and is listed on the NASDAQ Capital Market exchange with the valor symbol “LAES” since May 23, 2023.

On January 1, 2023, SEALSQ Corp acquired SEALSQ France SAS (formerly WISeKey Semiconductors SAS), a private joint stock company (French Simplified Joint Stock Company), and its subsidiaries. Prior to that acquisition, SEALSQ did not have any operations.

SEALSQ is a semiconductor company specializing in the design of secure microcontrollers and advanced cybersecurity solutions that integrate Post-Quantum Cryptography (PQC) for the Internet of Things (IoT) ecosystem. As an OEM supplier, we cater to a diverse range of clients, including IoT device manufacturers, branded appliances, and high-value objects, ensuring digital trust and security in an increasingly interconnected world. SEALSQ uniquely combines semiconductor and cybersecurity technologies, embedding countermeasures capable of resisting state-of-the-art tampering attacks, including those anticipated from future Quantum Computing threats. SEALSQ has been granted the highest security resistance level (CC EAL5+), positioning us as a leader in the industry. SEALSQ operates as a Public Key Infrastructure (PKI) Root Certification Authority, certified by global organizations such as WEBTRUST, GSMA, CSA-MATTER, and WI-SUN, covering essential sectors like SSL/TLS, telecommunications, utilities, and home automation. By integrating cybersecurity, semiconductors, and post-quantum IoT, SEALSQ is pioneering the future of digital trust, ensuring that connected devices have a secure, verifiable identity and can communicate safely in an increasingly digital landscape.

The Group anticipates being able to generate profits in the future thanks to the increased focus on the security and authentication of IT components and networks on the market, and its search for new revenue streams which may include investments in, and acquisitions of, companies in the industry.

Note  2.      Future operations and going concern

The Group recorded a loss from operations in this reporting period and the accompanying condensed consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

The Group incurred a net operating loss of USD 21.2 million in the six months ended June 30, 2025, and had positive working capital of USD 114.9 million as at June 30, 2025, calculated as the difference between current assets and current liabilities. Based on the Group’s cash projections up to September 30, 2026, SEALSQ has sufficient liquidity to fund operations.

We note that, historically, the Group has been dependent on financing to augment the operating cash flow to cover its cash requirements.

Based on the foregoing, Management believes it is correct to present these figures on a going concern basis.

Note  3.      Basis of presentation

The condensed consolidated financial statements are prepared in accordance with the Generally Accepted Accounting Principles in the United States of America (“US GAAP”) as set forth in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC). All amounts are in United States dollars (“USD”) unless otherwise stated.

These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Group’s annual financial statements for the year ended December 31, 2024, as filed in the 20-F on March 20, 2025.

The Group’s interim period results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year. The significant accounting policies applied in the annual consolidated financial statements of the Group as of December 31, 2024, contained in the Group’s Annual Report have been applied consistently in these unaudited condensed consolidated financial statements.

It is management’s opinion that all adjustments necessary for a fair statement of the results for the interim periods have been made. These unaudited condensed consolidated financial statements include a description of the nature and amount of material adjustments other than normal recurring adjustments.

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

Note  4.      Summary of significant accounting policies

Stock-Based Compensation

Stock-based compensation costs are recognized in earnings using the fair-value based method for all awards granted. Fair values of options and awards granted are estimated using a Black-Scholes option pricing model. The model’s input assumptions are determined based on available internal and external data sources. The risk-free rate used in the model is based on the Swiss treasury rate for the expected contractual term. Expected volatility is based on historical volatility of SEALSQ Shares.

Where SEALSQ permits the withholding of shares as a means of meeting the grantee’s tax obligation in relation to their option exercise, the awards are accounted for as liabilities under ASC 718 for jurisdictions that do not have any withholding requirement. These awards are measured at fair value on the grant date and remeasured at each reporting period until settlement. Upon exercise, the fair value of the shares withheld is recorded in equity in line with ASC 718-10-25-18.

Compensation costs for unvested stock options and awards are recognized in earnings over the requisite service period based on the fair value of those options and awards at the grant date.

Nonemployee share-based payment transactions are measured by estimating the fair value of the equity instruments that an entity is obligated to issue and the measurement date will be consistent with the measurement date for employee share-based payment awards (i.e., grant date for equity-classified awards).

Intangible Assets

Those intangible assets that are considered to have a finite useful life are amortized over their useful lives, which generally range from 1 to 10 years.

The Group’s cryptocurrency holding is classified as intangible assets with indefinite useful lives in accordance with ASC 350-30. Cryptocurrencies created or issued by the Group’s related parties are explicitly outside the ASU 2023-08 scope. They are accounted for under the cost-less-impairment model and subject to periodic impairment testing and are not amortized. The Group evaluates these assets for impairment at least annually, or more frequently when indicators of impairment exist.

Investments in Unconsolidated Affiliates

Under ASC 323, equity method accounting is used when significant influence exists, typically indicated by ownership between 20% and 50%. SEALSQ's share of the income or loss of these companies is reported in the consolidated income statement under ‘Equity in income / (loss) of unconsolidated affiliates.’ The investment in these companies is reported in the consolidated balance sheet under ‘Investments in unconsolidated affiliates.

The Group evaluates the need for the equity method where influence exists despite lower ownership levels.

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

Available-For-Sale Debt Securities

Available-for-sale debt securities are reported at fair value. Unrealized gains and losses, net of tax, are included in accumulated other comprehensive income (AOCI) until realized or determined to be credit impaired. The Company evaluates available-for-sale debt securities for expected credit losses under ASC 326. A credit loss allowance is recorded when a security’s fair value is less than its amortized cost and the Company does not expect to recover the full amortized cost.

Recent Accounting Pronouncements

Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:

As of January 1, 2025, the Group adopted Accounting Standards Update (ASU) 2023-08 Intangibles – Goodwill and Other – Crypto Assets (subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which establishes guidance for the recognition measurement, presentation and disclosure of certain crypto assets.

ASU 2023-08 requires in-scope crypto assets to be measured at fair value, with changes in fair value recognized in net income. It also requires separate presentation of crypto assets on the balance sheet and enhanced disclosures regarding nature, fair value measurement, and risks associated with crypto holdings. There was no impact on the Group's results upon adoption of the standard.

As of January 1, 2025, the Group also adopted Accounting Standards Update (ASU) 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which establishes new income tax disclosure and modifies or eliminates certain existing requirements.

ASU 2023-09 requires entities to disclose the amount of income taxes paid (net of refunds) disaggregated by federal, state, and foreign taxes. They will also disclose the amount of income taxes paid (net of refunds) disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid. The standard also outlines additional disclosure requirements.

There was no impact on the Group's results upon adoption of the standard.

New FASB Accounting Standard to be adopted in the future:

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which updates mandates that public business entities provide more detailed disclosures about specific expense categories in their financial statement notes, enhancing transparency for investors.

Summary: Entities are required to disaggregate certain expense captions presented on the income statement into the following natural expense categories, such as purchases of Inventory, Employee compensation, Depreciation and Intangible Asset Amortization. These disaggregated expenses must be presented in a tabular format within the notes to the financial statements for both annual and interim reporting periods. Additionally, entities are required to disclose the total amount of selling expenses and provide their definition.

Effective Date: ASU 2024-03 is effective for annual reporting periods for public business entities for fiscal years beginning after December 15, 2026, and for interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

In November 2024, the FASB issued ASU 2024-04, Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This update clarifies the accounting treatment for certain settlements of convertible debt instruments that do not occur under the instruments' preexisting terms.

Summary: The update introduces a "preexisting contract approach" to determine whether an inducement offer should be accounted for as an induced conversion. Under this approach, an inducement offer is considered to preserve the form and amount of consideration if it provides the debt holder with at least the same consideration as the original conversion terms of the instrument. The assessment is based on the terms as they existed one year before the offer acceptance date, especially if the instrument was modified within that period. Additionally, the ASU clarifies that induced conversion accounting applies to convertible debt instruments within the scope of Subtopic 470-20 that are not currently convertible, provided the instrument contained a substantive conversion feature at both its issuance date and the inducement offer acceptance date.

Effective Date: ASU 2024-04 is effective for public business entities for fiscal years beginning after December 15, 2025. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

Note  5.      Concentration of credit risks

Financial instruments that are potentially subject to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Our cash and cash equivalents is mostly held with one large financial institution. Management believes that the financial institution that holds most of our cash and cash equivalents is financially sound and, accordingly, is subject to minimal credit risk. However, to the extent that such deposits exceed the maximum insurance levels, they are uninsured.

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable. Summarized below are the clients whose revenue was 10% or higher than the respective total consolidated net sales for the six months to June 30, 2025 and 2024, and the clients whose trade accounts receivable balances were 10% or higher than the respective total consolidated trade accounts receivable balance as at June 30, 2025 and December 31, 2024. In addition, we note that some of our clients are contract manufacturers for the same companies; should these companies reduce their operations or change contract manufacturers, this would cause a decrease in our customer orders which would adversely affect our operating results.

Revenue concentration (% of total net sales)	Unaudited 6 months ended June 30,
	2025	2024
International computer and hardware manufacturer	9%	22%
International electronic security systems manufacturer	—	—
International electronic components manufacturer	—	12%

Receivables concentration (% of total accounts receivable and maximum amount of loss due to credit risk)	As at June 30, 2025 (unaudited)		As at December 31, 2024
	%	USD’000%		USD’000
International computer and hardware manufacturer	2%	136	47%	1,804
International electronic security systems manufacturer	—	—	10%	400
International electronic components manufacturer	—	—	—	—

Note  6.      Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1, defined as observable inputs such as quoted prices in active markets;
•	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
•	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

	As at June 30, 2025		As at December 31, 2024		Fair value level
USD'000	Carrying amount	Fair value	Carrying amount	Fair value		Note ref.
Recurring fair value measurements
Available-for-sale debt securities, noncurrent	127	127	—	—	3	17

Nonrecurring fair value measurements
Accounts receivable	6,663	6,663	3,825	3,825	3	8
Accounts payable	13,951	13,951	10,073	10,073	3	19
Notes payable	1,907	1,907	4,828	4,828	3	20
Indebtedness to related parties, noncurrent	3,531	3,531	3,105	3,105	3	22

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed in the Fair Value Measurements section above, we used the following methods and assumptions to estimate the fair value of our financial instruments:

-	Accounts receivable – carrying amount approximated fair value due to their short-term nature.
-	Accounts payable – carrying amount approximated fair value due to their short-term nature.
-	Notes payable – carrying amount approximated fair value due to their short-term nature.
-	Indebtedness to related parties, noncurrent - carrying amount approximated fair value.

Note  7.      Cash and cash equivalents

Cash consists of deposits held at major banks.

Note  8.      Accounts receivable

The breakdown of the accounts receivable balance is detailed below:

	As at June 30,	As at December 31,
USD'000	2025 (unaudited)	2024
Trade accounts receivable	2,483	3,645
Allowance for credit losses	(50)	(50)
Accounts receivable from shareholders	3,218	—
Accounts receivable from board members	101	—
Accounts receivable from other related parties	911	223
Other accounts receivable	—	7
Total accounts receivable, net of allowance for credit losses	6,663	3,825

As at June 30, 2025, accounts receivable from shareholders consisted of a receivable from WISeKey International Holding Ltd (“WISeKey”) in relation to services provided by SEALSQ and pension liabilities due by WISeKey following a transfer of employees from WISeKey to SEALSQ. Accounts receivable from other related parties consisted of receivables from WISeKey SA, SEALCOIN AG and WISeSat.Space AG, all subsidiaries of WISeKey, in relation to services provided by SEALSQ, and pension liabilities due by WISeKey SA following a transfer of employees from WISeKey SA to SEALSQ. See Note 34 for details on related parties.

Note  9.      Inventories

Inventories consisted of the following:

	As at June 30,	As at December 31,
USD'000	2025 (unaudited)	2024
Raw materials	230	764
Work in progress	464	482
Finished goods	1,510	172
Total inventories	2,204	1,418

Note  10.   Government assistance

SEALSQ France SAS is eligible for research tax credits provided by the French government. As at June 30, 2025 and December 31, 2024, the receivable balances in respect of these research tax credits owed to the Group were respectively USD 2,148,918 and USD 2,246,680. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first.

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

The balance as at June 30, 2025 is the aggregate of USD 716,240 (at closing rate) tax credit earned in relation to the year 2025 and USD 1,432,678 (at closing rate) in relation to the year 2024. Refundable R&D tax credits are considered to be government assistance in line with ASC 832.

Note  11.   Other current assets

Other current assets consisted of the following:

	As at June 30,	As at December 31,
USD'000	2025 (unaudited)	2024
Value-Added Tax receivable	203	501
Advanced payment to suppliers	292	61
Deposits, current	6	5
Other current assets	—	26
Total other current assets	501	593

Note  12.   Deferred tax credits

Most of our deferred tax credits balance relates to Swiss withholding tax charged on financial interest that is recoverable after the end of each tax year.

Note  13.   Property, plant and equipment

Property, plant and equipment, net consisted of the following.

	As at June 30,	As at December 31,
USD'000	2025 (unaudited)	2024
Machinery & equipment	14,286	13,769
Office equipment and furniture	2,321	2,321
Computer equipment and licenses	918	817
Total property, plant and equipment, gross	17,525	16,907

Accumulated depreciation for:
Machinery & equipment	(10,988)	(10,733)
Office equipment and furniture	(2,320)	(2,320)
Computer equipment and licenses	(713)	(653)
Total accumulated depreciation	(14,021)	(13,706)
Total property, plant and equipment, net	3,504	3,201
Depreciation charge for the 6 months ended June 30,	315	301

In the six months ended June 30, 2025, SEALSQ Corp did not identify any events or changes in circumstances indicating that the carrying amount of any asset may not be recoverable. As a result, the Group did not record any impairment charge on property, plant and equipment in the six months ended June 30, 2025.

The useful economic life of property plant and equipment is as follows:

•	Production tools	8 to 10 years
•	Office equipment and furniture	2 to 5 years
•	Production masks	5 years
•	Probe cards	5 years
•	Licenses	3 years
•	Software	1 year

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

Note  14.   Intangible assets

Intangible assets consisted of the following:

	As at June 30,	As at December 31,
USD'000	2025 (unaudited)	2024
Intangible assets under the cost-less-impairment model:
Cryptocurrencies	300	—

Intangible assets subject to amortization:
Patents	2,281	2,281
License agreements	1,699	1,699
Other intangibles	923	923
Total intangible assets, gross	5,203	4,903
Accumulated amortization for:
Patents	(2,281)	(2,281)
License agreements	(1,699)	(1,699)
Other intangibles	(923)	(923)
Total accumulated amortization	(4,903)	(4,903)
Total intangible assets subject to amortization, net	—	—
Total intangible assets, net	300	—
Amortization charge for the 6 months ended June 30,	—	—

Intangible assets under the cost-less-impairment model consist of a balance of 128,205,128 WeCan tokens acquired from our unconsolidated affiliate, the WeCan Group, for USD 300,000. Cryptocurrencies created or issued by related parties are accounted for under the cost-less-impairment model and subject to periodic impairment testing. In the six months ended June 30, 2025, SEALSQ Corp did not identify any events or changes in circumstances indicating that the carrying amount of our cryptocurrency assets may not be recoverable. As a result, the Group did not record any impairment charge on cryptocurrencies measured at cost in the six months ended June 30, 2025 and the balance remains USD 300,000.

The useful economic life of intangible assets is as follows:

•	Patents	5 to 10 years
•	License agreements	1 to 3 years
•	Other intangibles	5 years

Note  15.   Leases

The Group has historically entered into a number of lease arrangements under which it is the lessee. As at June 30, 2025, the SEALSQ Group holds four operating leases. The operating leases relate to premises. We do not sublease. All of our operating leases include multiple optional renewal periods which are not reasonably certain to be exercised.

During the six months ended June 30, 2025 and 2024, we recognized rent expenses associated with our leases as follows:

	Unaudited 6 months ended June 30,
USD'000	2025	2024
Operating lease cost:
Fixed rent expense	178	171
Short-term lease cost	—	—
Net lease cost	178	171
Lease cost - Cost of sales	—	—
Lease cost - General & administrative expenses	178	171
Net lease cost	178	171

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

In the six months ended June 30, 2025, and in the year ended December 31, 2024, we had the following cash and non-cash activities associated with our leases:

	As at June 30,	As at December 31,
USD'000	2025 (unaudited)	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	178	351
Non-cash investing and financing activities:
Net lease cost	178	356
Additions to ROU assets obtained from:
New operating lease liabilities	70	62

The following table provides the details of right-of-use assets and lease liabilities as at June 30, 2025, and as at December 31, 2024:

USD'000	As at June 30, 2025 (unaudited)	As at December 31, 2024
Right-of-use assets:
Operating leases	902	1,031
Total right-of-use assets	902	1,031
Lease liabilities:
Operating leases	933	943
Total lease liabilities	933	943

As at June 30, 2025, future minimum annual lease payments were as follows.

Year (USD’000)	Operating	Short-term	Finance	Total
2025	188	—	—	188
2026	345	—	—	345
2027	327	—	—	327
2028	180	—	—	180
Total future minimum operating and short-term lease payments	1,040	—	—	1,040
Less effects of discounting	(107)	—	—	(107)
Lease liabilities recognized	933	—	—	933

As of June 30, 2025, the weighted-average remaining lease term was 2.98 years for operating leases.

For our operating leases, we calculated an estimate rate based upon the estimated incremental borrowing rate of the entity holding the lease. The weighted average discount rate associated with operating leases as of June 30, 2025, was 3.03%.

Note  16.   Investments in unconsolidated affiliates

On June 27, 2025, SEALSQ acquired a 31.87% non-controlling interest (28.33% on a diluted basis) in the WeCan Group AG (“WeCan”), a Swiss private fintech and blockchain-based technology company incorporated in 2015 specializing in secure, decentralized data infrastructure, particularly for financial compliance purposes. WeCan’s mission is to enable both financial and non-financial institutions to securely manage and exchange sensitive data. In 2023, WeCan launched its own blockchain and WECAN token, which is traded as a cryptocurrency and listed on the Bitstamp exchange since December 20, 2023, as well as on CoinMarketCap and Coinbase.

SEALSQ does not control WeCan but assessed that it had significant influence which requires equity method accounting.

As at June 30, 2025, three days after acquiring the non-controlling interest, the Group assessed that the share of earnings of WeCan attributable to SEALSQ was immaterial, which means that the investment reported in the consolidated balance sheet under ‘Investments in unconsolidated affiliates’ is recorded at cost in line with ASC 323-10-30-2. The cost basis was made up of a cash consideration of USD 1,424,704, the transfer of 481,110 Ordinary Shares of SEALSQ fair value at USD 1,948,495, and transaction costs of USD 113,358, hence a total cost basis of USD 3,486,557.

As of June 30, 2025, the initial accounting for this investment is incomplete because the US GAAP financial statements of WeCan as of June 30, 2025 are not yet available. Therefore, the amount recognized in the financial statements for this investment has been determined only provisionally.

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

Note  17.   Available-for-sale debt securities, noncurrent

The following table summarizes the amortized cost, gross unrealized gains and losses, and fair value of our available-for-sale debt securities.

Type of security	Amortized cost USD'000	Unrealized gains USD'000	Unrealized losses USD'000	Fair value USD'000	Maturity
Convertible corporate bonds	120	—	—	127	1 to 5 years
Total	120	—	—	127

As at June 30,2025, we held one convertible bonds agreement with ColibriTD, a French Quantum as-a-Service company.

Note  18.   Other noncurrent assets

Other noncurrent assets consisted of noncurrent deposits. Deposits are primarily made up of rental deposits on the premises rented by the Group.

Note  19.   Accounts payable

The accounts payable balance consisted of the following:

	As at June 30,	As at December 31,
USD'000	2025 (unaudited)	2024
Trade creditors	3,306	3,443
Accounts payable to shareholders	540	1,716
Accounts payable to board members	3,589	1,387
Accounts payable to other related parties	741	673
Accounts payable to underwriters, promoters, and employees	1,478	901
Other accounts payable	4,297	1,953
Total accounts payable	13,951	10,073

As at June 30, 2025, accounts payable to Board Members are made up of:

-	a balance of USD 3,282,506 payable to Carlos Moreira in relation to accrued bonus and social charges thereon (see Note 34 for detail),
-	a balance of USD 259,264 payable to John O’Hara in relation to accrued bonus and social charges thereon (see Note 34 for detail), and
-	a balance of USD 46,906 payable to other Board Members in relation to their board fee (see Note 34 for detail).

Accounts payable to other related parties are made up of:

-	a balance of USD 353,534 payable to WISeCoin AG in relation to accumulated interest on a loan repaid in 2025 (see Notes 22 and 34 for detail), and
-	a balance of USD 387,552 payable to WISeKey SA in relation to recharge of employee costs (see Note 34 for detail).

Accounts payable to shareholders consist of short-term payables due to WISeKey International Holding Ltd in relation to interest the recharge of management services (see Notes 22 and 34).

Accounts payable to underwriters, promoters and employees consist primarily of payable balances to employees in relation to holidays, bonus and 13th month accruals across the Group.

Other accounts payable are mostly accruals of social charges in relation to the accrued liability to employees as well as accruals in relation to non-trade creditors such as various professional fees.

Note  20.   Notes payable

Notes payable consisted of the following:

	As at June 30,	As at December 31,
USD'000	2025 (unaudited)	2024
Short-term loan	1,907	1,819
Short-term loan from shareholders	—	—
Short-term loan from other related parties	—	3,009
Total notes payable	1,907	4,828

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

As at June 30, 2025, the current notes payable balance was made up of a USD 1,906,614 short-term production capacity investment loan with a third-party client (see detail below).

Production Capacity Investment Loan Agreement

In November 2022, SEALSQ entered into a loan agreement with a third-party client to borrow funds for the purpose of increasing their production capacity.  Under the terms of the Agreement, the client has lent to SEALSQ a total of USD 2 million. The loan will be reimbursed by way of a volume rebate against future sales volumes of certain products from the SEALSQ Group to the client during the period from July 1, 2023, through to December 31, 2025.  The volume rebate is based upon quarterly sales volumes in excess of a base limit on a yearly projected basis. Any amount still outstanding as at December 31, 2025 shall fall due for repayment on that date.  The loan does not bear any interest and there were no fees or costs attributed to the loan.

At inception in November 2022, a debt discount totaling USD 511,128 was booked to additional paid-in capital.

As at June 30, 2025, SEALSQ has not repaid any amount due to a change in the product mix of the client. The loan balance remains USD 2 million with an unamortized debt discount balance of USD 93,386, thus leaving a carrying value of USD 1,906,614.

The Group recorded a debt discount amortization expense of USD 87,670 in the six months to June 30, 2025, and USD 165,147 in the year 2024.

Note  21.   Other current liabilities

Other current liabilities consisted of the following:

	As at June 30,	As at December 31,
USD'000	2025 (unaudited)	2024
Other tax payable	81	200
Customer contract liability, current	28	83
Stock-based compensation liability, current	1,639	—
Total other current liabilities	1,748	283

Note  22.   Indebtedness to related parties

On April 1, 2019, the SEALSQ Group entered into a loan agreement with WISeCoin AG (the “WISeCoin loan”), an affiliate of WISeKey, pursuant to which WISeCoin AG commits to loan EUR 250,000 to the SEALSQ Group, at an interest rate of 3% per annum, amended to 2.5% on November 3, 2022. The loan has no maturity date.

On October 1, 2019, the SEALSQ Group entered into a loan agreement with WISeCoin AG pursuant to which WISeCoin AG commits to loan USD 2,750,000 to the SEALSQ Group, at an interest rate of 3% per annum, amended to 2.5% on November 3, 2022. The loan has no maturity date.

On April 1, 2021, the Group entered into a Debt Remission Agreement (the “Debt Remission”) with WISeKey pursuant to which an outstanding amount of EUR 5 million (USD 5,871,714 at historical rate) owed to WISeKey was remitted without any compensation from the Group. Per the terms of the Debt Remission, WISeKey will have the right to reinstate the debt and ask for repayment in fiscal years when SEALSQ France SAS achieves a positive income before income tax expense, in an amount calculated based on the income before income tax expense and as agreed by the parties. As such, because of the repayment clause, the loan amount covered by the Debt Remission continues to be shown as noncurrent liabilities included in the line Indebtedness to related parties, noncurrent. The outstanding amount under the Debt Remission is revalued at each period end at the applicable closing rate. On December 20, 2023, the Group and WISeKey entered into an agreement to write off EUR 2 million (USD 2,191,282 at historical rate) of the outstanding Debt Remission amount. Therefore, as at December 31, 2024, an amount of EUR 3 million (USD 3,105,300) remained outstanding under the Debt Remission.

All entities in the SEALSQ Group are subject to management fees from WISeKey and WISeKey’s affiliates. Where the payment terms have been defined, the classification between current and noncurrent follows the payment terms, however, where there is no set payment date for these fees, they have been classified as noncurrent.

As at December 31, 2024, the Group owed WISeKey a noncurrent debt in an amount of USD 3,105,300 corresponding to the remaining loan under the Debt Remission and a short-term loan of USD 3,008,775 made up of the WISeCoin loan and the interest thereof. In the year ended December 31, 2024, an aggregate effective interest expense of USD 82,493 was recorded in the income statement.

As at December 31, 2024, the Group also held an accounts payable balance of USD 2,388,441 with WISeKey and WISeKey’s affiliates in relation to interest on outstanding loans and the recharge of management services.

In 2025, the Group repaid the WISeCoin loan principal in an amount of USD 2,750,000, the related interests payable remain outstanding in an amount of USD 305,700.

As at June 30, 2025, the Group owed WISeKey a noncurrent debt in an amount of USD 3,531,300 corresponding to the remaining loan under the Debt Remission and a short-term loan of USD 3,008,775 made up of the WISeCoin loan and the interest thereof.

As at June 30, 2025, the Group also held an accounts payable balance of USD 1,281,309 with WISeKey and WISeKey’s affiliates in relation to interest on the WISeCoin loan and the recharge of management services.

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

Note  23.   Employee benefit plans

Defined benefit post-retirement plan

The Group maintains two pension plans: one maintained by SEALSQ Corp covering its employees in Switzerland and one maintained by SEALSQ France SAS covering its employees in France.

All plans are considered defined benefit plans and accounted for in accordance with ASC 715 Compensation – Retirement Benefits. This model allocates pension costs over the service period of employees in the plan. The underlying principle is that employees render services ratably over this period, and therefore, the income statement effects of pensions should follow a similar pattern. ASC 715 requires recognition of the funded status or difference between the fair value of plan assets and the projected benefit obligations of the pension plan on the balance sheet, with a corresponding adjustment recorded in the net loss. If the projected benefit obligation exceeds the fair value of the plan assets, then that difference or unfunded status represents the pension liability.

The Group records net service cost as an operating expense and other components of defined benefit plans as a non-operating expense in the statement of comprehensive loss.

The liabilities and annual income or expense of the pension plan are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return (based on the market-related value of assets). The fair value of plan assets is determined based on prevailing market prices.

The defined benefit pension plan maintained by SEALSQ France SAS, and its obligations to employees in terms of retirement benefits, is limited to a lump sum payment based on remuneration and length of service, determined for each employee. The plan is not funded, which means that there are no plan assets.

The pension liability calculated as at June 30, 2025 is based on annual personnel costs and assumptions as of December 31, 2024.

The expected future cash flows to be paid by the Group for employer contribution for the year ended December 31, 2025, are USD 191,000.

Movement in Funded Status	6 months ended June 30,
USD'000	2025	2024
Net Service cost	90	18
Interest cost / (credit)	41	6
Expected return on Assets	(85)	—
Amortization on Net (gain/loss)	36	—
Amortization on Prior service cost / (credit)	39	—
Total Net Periodic Benefit Cost / (credit)	121	24
Employer contributions paid in the period	(96)	(19)
Total Cashflow	(96)	(19)

Note  24.   Commitments and contingencies

Lease commitments

The future payments due under leases are shown in Note 15.

Guarantees

Our software and hardware product sales agreements generally include certain provisions for indemnifying customers against liabilities if our products infringe a third party’s intellectual property rights. Certain of our product sales agreements also include provisions indemnifying customers against liabilities in the event we breach confidentiality or service level requirements. It is not possible to determine the maximum potential amount under these indemnification agreements due to our lack of history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, we have not incurred any costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our condensed consolidated financial statements.

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

Note  25.   Stockholders’ equity

Stockholders’ equity consisted of the following:

	As at June 30, 2025		As at December 31, 2024
Share Capital	Ordinary Shares	F Shares	Ordinary Shares	F Shares
Par value per share	USD 0.01	USD 0.05	USD 0.01	USD 0.05
Share capital (in USD)	1,237,317	74,990	1,000,395	74,985

Total number of authorized shares	200,000,000	10,000,000	200,000,000	10,000,000
Total number of fully paid-in issued shares	123,731,729	1,499,800	100,039,519	1,499,700
Total number of fully paid-in outstanding shares	123,731,729	1,499,800	100,039,519	1,499,700
Total share capital (in USD)	1,312,307		1,075,380

Share Purchase Agreements with L1 Capital Global Opportunities Master Fund

On May 5, 2025, the Group entered into a Securities Purchase Agreement with L1 Capital Global Opportunities Master Fund (“L1”, the “L1 SPA”) to purchase 4,250,000 Ordinary Shares of SEALSQ for a subscription price of USD 8.5 million. The L1 SPA was assessed as a stock instrument and the proceeds, net of stock issuance costs of USD 669,367, were credited to the Common stock - Ordinary shares account in the amount of the aggregate par value with the excess credited to APIC.

Share Purchase Agreements with Anson Investments Master Fund and Anson East Master Fund LP

On May 5, 2025, the Group entered into a Securities Purchase Agreement with Anson Investments Master Fund LP and Anson East Master Fund LP (collectively “Anson”, the “Anson SPA”) to purchase 5,750,000 Ordinary Shares of SEALSQ for a subscription price of USD 11.5 million. The Anson SPA was assessed as a stock instrument and the proceeds, net of stock issuance costs of USD 905,615, were credited to the Common stock - Ordinary shares account in the amount of the aggregate par value with the excess credited to APIC.

Warrant exercise

During the six months ended June 30, 2025, the SEALSQ issued 2,234,691 Ordinary Shares to L1 and 2,234,691 Ordinary Shares to Anson upon the exercise of warrants with a strike price of USD 1.65, resulting in gross proceeds of USD 7,374,480.30. The warrants were issued in connection with a financing facility executed in 2023. The exercised warrants were equity-classified and settled in shares, and accordingly, the proceeds were credited to the Common stock - Ordinary shares account in the amount of the aggregate par value with the excess credited to APIC.

At-the -Market Facility

On May 19, 2025, SEALSQ entered into an at-the-market (“ATM”) equity offering program pursuant to which it may offer and sell Ordinary Shares having an aggregate offering price of up to USD 100 million from time to time through a designated sales agent.

In the six months ended June 30, 2025, the Group sold 7,509,737 Ordinary Shares under the ATM program at an average price of USD 3.76 per share, generating gross proceeds of USD 28,262,944. The Group paid commissions and offering expenses of USD 1,139,556, resulting in net proceeds of USD 27,123,388. As at June 30, 2025, approximately USD 71.7 million of the ATM facility remained available for future sales.

Note  26.   Revenue

Nature of goods and services

The Group generates revenues from the sale of semiconductors secure chips and from Digital Certificates, Software as a Service, Software license and Post-Contract Customer Support (PCS) for cybersecurity applications. Products and services are sold principally separately but may also be sold in bundled packages.

For bundled packages, the Group accounts for individual products and services separately if they are distinct – i.e. if a product or service is separately identified from other items in the bundled package and if a customer can benefit from it. The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the list prices when available or estimated based on the Adjusted Market Assessment approach (e.g. licenses), or the Expected Cost-Plus Margin approach (e.g., PCS).

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

The following is a description of the principal activities from which the Group generates its revenue across all reportable segments.

Product and services	Nature, timing of satisfaction of performance obligations and significant payment terms
Semiconductors secure chips

Although they may be sold in connection with other services of the Group, they always represent distinct performance obligations.

The Group recognizes revenue when a customer takes possession of the chips, which usually occurs when the goods are delivered. Customers typically pay once goods are delivered.

SaaS

The Group’s SaaS arrangements cover the provision of cloud-based certificates for authentication purposes such as Device Attestation Certificates (DACs) for MATTER Protocol, IoT Device-to-Cloud Authentication, or Device-to-Device Authentication. The Group recognizes revenue on a straight-line basis over the service period which is usually yearly renewable.

Where lifelong certificates are issued, the Group recognizes revenue when the certificate is delivered and usable by the customer.

Customers usually pay ahead of the service period; the paid amounts which have not yet been recognized as revenue are shown as deferred revenue on the balance sheet.

Software and INeS Certificate Management Platform

The Group provides software for certificates life-cycle management and signing and authentication solutions through its INeS Certificate Management Platform. The Group recognizes revenue when the software has been delivered or the platform has been set up, and PCS revenue over the service period which is usually one-year renewable.

Customers pay upon delivery of the software or over the PCS.

Implementation, integration and other services	The Group provides services to implement and integrate multi-element cybersecurity solutions. Most of the time the solution elements are off-the-shelve non-customized components which represent distinct performance obligations. Implementation and integration services are payable when rendered, while other revenue elements are payable and recognized as per their specific description in this section.

Disaggregation of revenue

The following table shows the Group’s revenues disaggregated by product or service type:

Disaggregation of revenue	Typical payment	At one point in time		Over time		Total
		Unaudited 6 months ended June 30,
USD'000		2025	2024	2025	2024	2025	2024
Semiconductors Segment
Secure chips	Upon delivery	4,710	4,828	—	—	4,710	4,828
Certificates	Upon issuance	108	—	7	—	115	—
Total Semiconductors Segment		4,818	4,828	7	—	4,825	4,828
Total Corporate Segment		—	—	—	—	—	—
Total Revenue		4,818	4,828	7	—	4,825	4,828

For the years ended December 31, 2024 and 2023, the Group recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Group’s revenues disaggregated by geography, based on our customers’ billing addresses:

Net sales by region	Unaudited 6 months ended June 30,
USD'000	2025	2024
Semiconductors Segment
Europe, Middle East and Africa	852	880
North America	3,083	3,058
Asia Pacific	795	890
Latin America	95	—
Total Semiconductors Segment revenue	4,825	4,828
Total Corporate Segment revenue	—	—
Total net sales	4,825	4,828

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

Contract assets, deferred revenue and contract liability

Our contract assets, deferred revenue and contract liability consist of:

	As at June 30,	As at December 31,
USD'000	2025 (unaudited)	2024
Trade accounts receivable
Trade accounts receivable – Semiconductors Segment	2,483	3,645
Total trade accounts receivable	2,483	3,645
Customer contract liabilities - current	28	83
Total customer contract liabilities	28	83
Deferred revenue
Deferred revenue – Semiconductors Segment	15	5
Total deferred revenue	15	5
Revenue recognized in the period from amounts included in the deferred revenue at the beginning of the year	5	—

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liabilities are primarily due to normal timing differences between our performance and customer payments.

Remaining performance obligations

As of June 30, 2025, approximately USD 42,514 is expected to be recognized from remaining performance obligations for contracts. We expect to recognize revenue for these remaining performance obligations in 2025 and 2026.

Note  27.   Other operating income

Other operating income relates to:

-	services provided to WISeKey International Holding in an amount of USD 1,662,085 (see Note 34 for detail) and
-	the release of unused provisions in an aggregate amount of USD 169.

Note  28.   Stock-based compensation

Employee stock option plans

The F Share Option Plan (“FSOP”) and the Ordinary Share Option Plan (“OSOP”) were approved respectively on January 19, 2023, and September 15, 2023, by the Board of directors of SEALSQ.

Grants

In the six months ended June 30, 2025, the Group granted a total of 2,736,437 options exercisable in Ordinary Shares. Each option is exercisable into one Ordinary Share.

The options granted consisted of:

-	2,232,347 options with immediate vesting granted to employees and Board members, all of which had been exercised as of June 30, 2025.
-	498,090 options with immediate vesting granted to employees and Board members, which had not been exercised as of June 30, 2025.
-	6,000 options with immediate vesting granted to external advisors, which had not been exercised as of June 30, 2025.

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

The options granted were valued at grant date using the Black-Scholes model.

There was no grant of options on F Shares in the six months ended June 30, 2025.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model, using the market price of an Ordinary Share of SEALSQ. Expected volatility is based on historical volatility of SEALSQ’s Ordinary Shares.

In the six months ended June 30, 2025, a total charge of USD 9,935,408 for options granted to Board members, employees and external advisors was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options. An amount of USD 2,201,555 was in relation to equity classified options whilst the remaining USD 7,733,853 related to liability classified stock options. As at June 30, 2025, the liability related to stock-based compensation amounted to USD 1,639,186, all classified as current.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

Assumption	June 30, 2025	June 30, 2024
Dividend yield	None	None
Risk-free interest rate used (average)	1.00%	1.00%
Expected market price volatility	175.40%	65.31%
Average remaining expected life of stock options on F Shares (years)	—	5.69
Average remaining expected life of stock options on Ordinary Shares (years)	6.40	6.91

There were no unvested options as at June 30, 2025.

The following table illustrates the development of the Group’s non-vested options for the six months ended June 30, 2025 and for the year 2024.

	Options on Ordinary shares
Non-vested options	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2023	—	—
Granted	245,165	0.61
Vested	245,165	0.61
Non-vested forfeited or cancelled	—	—
Non-vested options as at December 31, 2024	—	—
Granted	2,736,437	2.76
Vested	2,736,437	2.76
Non-vested forfeited or cancelled	—	—
Non-vested options as at June 30, 2025	—	—

Options on F shares
Non-vested options	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2023	—	—
Granted	23	2.35
Vested	23	2.35
Non-vested forfeited or cancelled	—	—
Non-vested options as at December 31, 2024	—	—
Granted	—	—
Vested	—	—
Non-vested forfeited or cancelled	—	—
Non-vested options as at June 30, 2025	—	—

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

The following tables summarize the Group’s stock option activity for the six months ended June 30, 2025 and the year ended December 31, 2024.

Options on Ordinary shares	SEAL Ordinary Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2023	—	0.00	0.00	—
Of which vested	—	0.00	0.00	—
Granted	245,165	0.01	—	—
Outstanding as at December 31, 2024	245,165	0.01	6.65	1,505,313
Of which vested	245,165	0.01	6.65	1,505,313
Granted	2,736,437	0.01	—	—
Exercised or converted	(2,258,623)	0.01	—	8,051,787
Forfeited or cancelled	(65,774)	0.01	—	—
Outstanding as at June 30, 2025	657,205	0.01	6.62	2,487,960
Of which vested	657,205	0.01	6.62	2,487,960

We note that 2,258,623 options on Ordinary Shares were exercised in the six months ended June 30, 2025 but SEALSQ withheld 1,026,642 Ordinary Shares as a means of meeting some grantees’ tax obligation in relation to their option exercise, which resulted in the creation and delivery of 1,231,981 Ordinary Shares.

Summary of stock-based compensation expenses

Stock-based compensation expenses	Unaudited 6 months ended June 30,
USD’000	2025	2024
In relation to the Ordinary Share Option Plan	9,935	42
In relation to the F Share Option Plan	—	—
Total	9,935	42

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

Stock-based compensation expenses	Unaudited 6 months ended June 30,
USD’000	2025	2024
Research & development expenses	1,834	—
Selling & marketing expenses	3,134	—
General & administrative expenses	4,967	42
Total	9,935	42

Note  29.   Non-operating income

Non-operating income consisted of the following:

	Unaudited 6 months ended June 30,
USD'000	2025	2024
Foreign exchange gain	1,203	204
Interest income	1,611	254
Other	—	7
Total non-operating income	2,814	465

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

Note  30.   Non-operating expenses

Non-operating expenses consisted of the following:

	Unaudited 6 months ended June 30,
USD'000	2025	2024
Foreign exchange losses	1,279	3
Financial charges	198	2
Interest expense	10	361
Other	—	6
Total non-operating expenses	1,487	372

Note  31.   Segment reporting

The Group has two operating segments that meet the criteria set in ASC 280-10-50: Semiconductors and Corporate. The Semiconductors reportable segment is a strategic business unit that offers specific products and is managed separately because it requires dedicated resources and a targeted marketing strategy. The Semiconductors segment encompasses the design, manufacturing, sales and distribution of high-end, Common Criteria EAL5+ & FIPS 140-3-certified secure microprocessors. The Corporate reportable segment requires separate disclosure based on the asset test; it is a strategic business unit that integrates corporate services and the Group’s financing strategy, and is managed separately because it requires dedicated resources. The Corporate reportable segment did not exist prior to January 1, 2023, when SEALSQ Corp acquired SEALSQ France SAS.

The Group’s chief operating decision maker, who is its Chief Executive Officer, evaluates performance for its reportable segments based on segment net sales and gross profit where applicable, and on operating income or loss for purposes of allocating resources (including employees, property, plant and equipment, and financial resources) and assessing budgets and performance. The chief operating decision maker considers budget-to-actual variances on a quarterly basis.

The Group accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Unaudited 6 months ended June 30,	2025			2024
USD'000	Semiconductors	Corporate	Total	Semiconductors	Corporate	Total
Revenues from external customers	4,825	—	4,825	4,828	—	4,828
Intersegment revenues	—	—	—	—	—	—
	4,825	—	4,825	4,828	—	4,828

Reconciliation of revenue
Elimination of intersegment revenue			—			—
Total consolidated revenue			4,825			4,828

Less:[1]
Cost of revenue	3,199	—	3,199	3,895	—	3,895
Segment gross profit	1,626	—	1,626	933	—	933

Less:[1]
Total operating expenses	7,328	15,547	22,875	5,656	4,180	9,836
Other segment items	691	(1,929)	(1,238)	(15)	583	568
Segment profit /(loss) before income taxes	(6,393)	(13,618)	(20,011)	(4,708)	(4,763)	(9,471)

Reconciliation of profit or loss (segment profit/(loss))
Other profit or loss[2]			13			17
Elimination of intersegment profits			—			—
Income / (loss) before income taxes			(19,998)			(9,454)

Other segment disclosures
Interest revenue	7	1,604	1,611	74	180	254
Interest expense	7	3	10	51	316	367
Depreciation and amortization	313	2	315	301	—	301
Profit / (loss) from intersegment sales	—	—	—	—	—	—
Income tax recovery / (expense)	—	(1)	(1)	(1,304)	—	(1,304)
Segment assets	13,233	162,364	175,597	15,876	39,948	55,824

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. Intersegment expenses are included within the amounts shown.

(2) Profit or loss from segments below the quantitative thresholds are attributable to two operating segments that include the sales and distribution of semiconductors. None of those segments has ever met any of the quantitative thresholds for determining reportable segments.

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

Other segment items for each reportable segment are made up of non-operating expenses, including management expenses, foreign exchanges gains and losses, debt discount amortization and financing costs.

Asset reconciliation	Unaudited 6 months ended June 30,
USD'000	2025	2024
Total assets from reportable segments	175,597	55,824
Other assets[1]	185	179
Elimination of intersegment receivables	(14,430)	(4,437)
Elimination of intersegment investment and goodwill	(19,332)	(19,332)
Consolidated total assets	142,020	32,234

(1) Assets from segments below the quantitative thresholds are attributable to two operating segments that include the sales and distribution of semiconductors. None of those segments has ever met any of the quantitative thresholds for determining reportable segments.

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Net sales by region	Unaudited 6 months ended June 30,
USD'000	2025	2024
North America	3,083	3,058
Europe, Middle East & Africa	852	880
Asia Pacific	795	890
Latin America	95	—
Total net sales	4,825	4,828

Property, plant and equipment, net of depreciation, by region	As at June 30,	As at December 31,
USD'000	2025 (unaudited)	2024
Europe, Middle East & Africa	3,504	3,201
Total Property, plant and equipment, net of depreciation	3,504	3,201

Note  32.   Earnings / (Loss) per share

The computation of basic and diluted net earnings / (loss) per share for the Group is as follows:

	Unaudited 6 months ended June 30,
Earnings / (loss) per share	2025	2024
Net loss (USD'000)	(20,000)	(10,758)
Effect of potentially dilutive instruments on net earnings (USD'000)	n/a	n/a
Net loss after effect of potentially dilutive instruments (USD'000)	(20,000)	(10,758)
Ordinary Shares used in net earnings / (loss) per share computation:
Weighted average shares outstanding - basic	108,980,395	21,199,165
Effect of potentially dilutive equivalent shares	n/a	n/a
Weighted average shares outstanding - diluted	108,980,395	21,199,165
Net earnings / (loss) per Ordinary Share
Basic weighted average loss per share (USD)	(0.17)	(0.37)
Diluted weighted average loss per share (USD)	(0.17)	(0.37)

F Shares used in net earnings / (loss) per share computation:
Weighted average shares outstanding - basic	1,499,800	1,499,700
Effect of potentially dilutive equivalent shares	n/a	n/a
Weighted average shares outstanding - diluted	1,499,800	1,499,700

Net earnings / (loss) per F Share
Basic weighted average loss per share (USD)	(0.86)	(1.87)
Diluted weighted average loss per share (USD)	(0.86)	(1.87)

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

Note  33.   Legal proceedings

We are currently not party to any legal proceedings and claims that are not provided for in our financial statements.

Note  34.   Related parties disclosure

Subsidiaries

As at June 30, 2025, the condensed consolidated financial statements of the Group include the entities listed in the following table:

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership as at June 30, 2025	% ownership as at December 31, 2024	Nature of business
SEALSQ France SAS	France	2010	EUR 1,473,162	100%	100%	Chip manufacturing, sales & distribution
SEALSQ Japan KK	Japan	2017	JPY 1,000,000	100%	100%	Sales & distribution
SEALSQ France Taiwan Branch	Taiwan	2017	TWD 100,000	100%	100%	Sales & distribution
SEALSQ USA Ltd	U.S.A.	2024	Nil	100%	100%	Sales & distribution

Unconsolidated affiliates

As per the table below, as at June 30, 2025, the Group holds an equity investment in an unconsolidated affiliate over which it exercises significant influence, but which is not consolidated because the Group does not control the entity. As detailed in Note 16, this investment is accounted for under the equity method of accounting in accordance with ASC 323.

Company Name	% ownership as at June 30, 2025	% ownership as at December 31, 2024	Nature of relationship
The WeCan Group AG	31.87%	n/a	Equity method investment

Related party transactions and balances

		Receivables as at		Payables as at		Net expenses to		Net income from
	Related Parties	June 30,	December 31,	June 30,	December 31,	in the six months ended June 30,		in the six months ended June 30,
	(in USD'000)	2025 (unaudited)	2024	2025 (unaudited)	2024	2025 (unaudited)	2024 (unaudited)	2025 (unaudited)	2024 (unaudited)
1	Carlos Moreira	—	—	3,283	953	—	—	—	—
2	John O'Hara	—	—	259	381	—	—	—	—
3	Ruma Bose	—	—	21	13	125	28	—	—
4	Cristina Dolan	66	—	—	13	136	12	—	—
5	David Fergusson	35	—	—	—	108	9	—	—
6	Eric Pellaton	—	—	16	13	124	13	—	—
7	Peter Ward	—	—	—	—	1,472	—	—	—
8	Hossein Rahnama	—	—	9	—	12	—	—	—
9	Danil Kerimi	—	—	—	13	27	44	—	—
10	WISeKey International Holding AG	3,218	—	4,071	4,821	500	2,066	1,662	—
11	WISeKey SA	73	—	387	237	495	510	—	—
12	WISeKey Semiconductors GmbH	—	—	—	—	—	84	—	—
13	WISeCoin AG	—	—	354	3,445	10	37	—	—
14	SEALCOIN AG	338	223	—	—	—	—	80	—
15	WISeSat.Space AG	500	—	—	—	—	—	—	—
	Total	4,230	223	8,400	9,889	3,009	2,803	1,742	—

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

1. Carlos Moreira is a member of the Board and the CEO of SEALSQ Corp. A short-term payable to Carlos Moreira in an amount of USD 3,282,506 was outstanding as at June 30, 2025, made up of accrued bonuses, social charges thereon, and an amount due for Mr. Moreira’s tax obligations in relation to an option exercise made in early June 2025 and for which the Group withheld a number of shares the market value of which amounted to the tax obligation of Mr. Moreira,.

2. John O’Hara is a member of the Board and the CFO of SEALSQ Corp. A short-term payable to John O’Hara in an amount of USD 259,264 was outstanding as at June 30, 2025, made up of accrued bonuses and social charges thereon.

3. Ruma Bose is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended, and the payable balance as at, June 30, 2025 relate to her Board fee.

4. Cristina Dolan is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended June 30, 2025 relate to her Board fee. The receivable balance as at June 30, 2025 relates to an advance payment by SEALSQ of her tax obligations in relation to an option exercise made in early June 2025. This advance payment is expected to be repaid before year end.

5. David Fergusson is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended June 30, 2025 relate to his Board fee. The receivable balance as at June 30, 2025 relates to an advance payment by SEALSQ of his tax obligations in relation to an option exercise made in early June 2025. This advance payment is expected to be repaid before year end.

6. Eric Pellaton is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended, and the payable balance as at, June 30, 2025 relate to his Board fee.

7. Peter Ward is a member of the board of directors of SEALSQ Corp and was the CFO of the Group until January 2024. The expenses recorded in the income statement in the six months ended June 30, 2025 correspond to a bonus in relation to his CFO role in 2023 and 2024.

8. Hossein Rahnama is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended, and the payable balance as at, June 30, 2025 relate to his Board fee.

9. Danil Kerimi is a former member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended June 30, 2025 relate to his Board fee.

10. WISeKey International Holding AG has a controlling interest in the SEALSQ Group. WISeKey and its affiliates provide financing and management services, including, but not limited to, sales and marketing, accounting, taxation, business and strategy consulting, marketing, risk management and information technology. These services are centrally recharged by WISeKey International Holding AG. The expenses in relation to WISeKey International Holding AG recorded in the income statement in the six months to June 30, 2025, relate to such recharge of management services. The payable balance as at June 30, 2025 relates to such recharge of management services as well as the Debt Remission balance.

SEALSQ provides financing and management services, including, but not limited to, sales and marketing, accounting, finance, legal, taxation, business and strategy consulting, public relations, marketing, risk management and, information technology and general management. The income in relation to WISeKey International Holding AG recorded in the income statement in the six months to June 30, 2025 relates to the such recharge of management services. The receivable balance as at June 30, 2025 relates to this recharge of management services as well as holiday and pension liabilities due by WISeKey International Holding AG following a transfer of employees from WISeKey International Holding AG to SEALSQ in January 2025.

11. WISeKey SA is part of the group headed by WISeKey International Holding AG (the “WISeKey Group”) and employs supporting staff who work for the SEALSQ Group. The expenses in relation to WISeKey SA recorded in the income statement in the six months to June 30, 2025 relate to the recharge of employee costs. The payable balance as at June 30, 2025 relates to the recharge of employee costs and tax obligations payable by WISeKey SA for the exercise of options on SEALSQ shares granted by SEALSQ to WISeKey SA employees. The receivable balance as at June 30, 2025 relates to holiday and pension liabilities due by WISeKey SA following a transfer of employees from WISeKey SA to SEALSQ in January 2025.

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

12. WISeKey Semiconductors GmbH is part of the WISeKey Group and employed sales staff who worked for the SEALSQ Group.

13. WISeCoin AG is part of the WISeKey Group. The expenses in relation to WISeCoin AG recorded in the income statement in the six months ended, and the payable balance as at, June 30, 2025 relate to interest on the WISeCoin loan.

14. SEALCOIN AG is part of the WISeKey Group. The income in relation to SEALCoin AG recorded in the income statement in the six months ended, and the receivable balance as at, June 30, 2025, relate to services provided by SEALSQ.

15. WISeSat Space AG is part of the WISeKey Group. The receivable balance as at, June 30, 2025, relates to an advance payment for access to WISeSat’s constellation for R&D purposes.

Note  35.   Subsequent events

Acquisition of IC’ALPS SAS

On August 4, 2025, the Group announced that it had completed the acquisition of 100% of the share capital and voting rights of IC’ALPS SAS (“IC’ALPS”), an ASIC design and supply specialist based in Grenoble, France. This strategic acquisition is expected to reinforce SEALSQ’s commitment to advancing its Application-Specific Integrated Circuit (ASIC) development to meet the growing demand in the sector and adds approximately 100 highly skilled staff based out of IC’ALPS’ current centers in Grenoble and Toulouse, France.

The purchase price is made up of EUR 10 million paid in cash, 823,988 Ordinary Shares of SEALSQ with a market value of USD 2.5 million based on the closing price of an Ordinary Share of SEALSQ on August 4, 2025 of USD 2.99, and a contingent consideration of up to EUR 4 million based on the US GAAP revenue of IC’Alps for the financial year ending December 31, 2025.

The assets, liabilities and results of IC’ALPS will be consolidated in SEALSQ’s financial statements from August 4, 2025. At the time these financial statements are released, the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, as well as for the goodwill cannot be ascertained because the US GAAP financial statements of IC’Alps as of August 4, 2025 are not yet available.

Securities Purchase Agreement

On July 14, 2025, the Group entered into a Securities Purchase Agreement with several institutional investors to purchase 15,000,000 Ordinary Shares and accompanying warrants to purchase up to 30,000,000 Ordinary Shares at a combined purchase price of USD 4.00 per Ordinary Share and accompanying warrants, for a total subscription price of USD 60 million. The warrants will have an exercise price of USD 4.60 per Ordinary Share, will be immediately exercisable, and will expire seven years following the date of issuance.

Note  36.   Impacts of ongoing conflicts and regulatory changes

Impacts of the war in Ukraine

Following the outbreak of the war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions in Ukraine. There has been an abrupt change in the geopolitical situation, with significant uncertainty about the duration of the conflict, changing scope of sanctions and retaliation actions including new laws.

The SEALSQ group does not have any operation or customer in Russia, Belarus or Ukraine, and, as such, does not foresee any direct impact of the war on its operations. However, the war has also contributed to an increase in volatility in currency markets, energy prices, raw material and other input costs, which may impact the Group’s supply chain in the future.

As at June 30, 2025, SEALSQ assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.

SEALSQ Corp	Consolidated Financial Statements as at June 30, 2025

Impacts of the Israel–Hamas conflict

Israel’s declaration of war on Hamas in October 2023 has degraded the geopolitical environment in the region and created uncertainty.

The SEALSQ group does not have any operation or customer in that region, and, as such, does not foresee any direct impact of the war on its operations. However, depending on its duration and intensity, the war may adversely affect the global economy, financial markets and the Group’s supply chain in the future.

As at June 30, 2025, SEALSQ assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.

Our business could suffer as a result of tariffs and trade sanctions or similar actions

The imposition by the United States of tariffs, sanctions or other restrictions on goods exported from the United States or imported into the United States, or countermeasures imposed in response to such government actions, could adversely affect our operations or our ability to sell our products globally, which could adversely affect our operating results and financial condition. In 2025, U.S. government leaders have increased their frequency of discussion of the imposition of stronger tariffs, sanctions, and other restrictions on goods exported from the United States or imported into the United States, and non-U.S. government leaders have increased their discussion of countermeasures. For example, in August 2025, the United States and the European Union are pleased to announced that they had agreed on a Framework on an Agreement on Reciprocal, Fair, and Balanced Trade whereby, inter alia, the United States commits to apply the higher of either the US Most Favored Nation (MFN) tariff rate or a tariff rate of 15%, comprised of the MFN tariff and a reciprocal tariff, on originating goods of the European Union, including semiconductors. Although a large amount of our supply chain does not currently directly import products to the United States as we supply to contract manufacturers outside the United States, there is a possibility that any future tariffs may still impact upon our ability to sell our product and to remain competitive in the market. Such trade measures may directly impair our business by increasing trade-related costs or disrupting established supply chains and may indirectly impair our business by causing a negative effect on global economic conditions and financial markets. The ultimate impact of these trade measures is uncertain and may be affected by various factors, including whether and when such trade measures are implemented, the timing when such measures may become effective, and the amount, scope, or nature of such trade measures.

As at June 30, 2025, SEALSQ assessed the impact of these uncertainties for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.